UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number: 1-9047
A. Full title of the Plan:
The Rockland Trust Company Employee Saving,
Profit Sharing and Stock Ownership Plan
(Formerly the Rockland Trust Company Employee Savings and Profit Sharing Plan)
B. Name of the issuer of the securities held pursuant
To the Plan and the
Address of its principal office:
Independent Bank Corp.
288 Union Street
Rockland, Massachusetts 02370
As filed on June 28, 2006

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN
(Formerly the Rockland Trust Company Employee
Savings and Profit Sharing Plan)
Financial Statements and Supplemental Schedule
December 31, 2005 and 2004
(With Report of Independent Registered Public Accounting Firm)

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN
(Formerly the Rockland Trust Company Employee
Savings and Profit Sharing Plan)

Report of Independent Registered Public Accounting Firm
The 401(k) Committee
Rockland Trust Company
    Employee Savings, Profit Sharing and Stock Ownership Plan:
We have audited the accompanying statements of net assets available for benefits of Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan, (the Plan), (formerly the Rockland Trust Company Employee Savings and Profit Sharing Plan) as of December 31, 2005 and 2004 and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004 and the changes in its net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Boston, Massachusetts
June 26, 2006

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN
(Formerly the Rockland Trust Company Employee
Savings and Profit Sharing Plan)
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets:
Investments, at fair value (note 3):
Collective investment trusts	$7,183,617	6,822,253
Personal access fund	140,283	150,857
Common stock	7,377,473	8,308,033
Mutual funds:
Bonds	1,444,413	972,466
Balanced	3,964,606	—
Equity	10,029,321	13,153,524
Participant loans	986,114	943,568

	31,125,827	30,350,701
Cash	11,851	12,007
Discretionary employer contribution receivable	—	250,000

Total assets	31,137,678	30,612,708

Net assets available for benefits	$31,137,678	30,612,708

See accompanying notes to financial statements.

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN
(Formerly the Rockland Trust Company Employee
Savings and Profit Sharing Plan)
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2005

Additions:
Additions to net assets attributed to:
Investment (loss)/income:
Net depreciation in fair value of investments (note 3)	$(473,389)
Interest and dividends	675,948

202,559
Contributions:
Participant	2,919,734
Employer	326,773

3,246,507

Total additions	3,449,066

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	2,924,096

Total deductions	2,924,096

Net increase	524,970

Net assets available for benefits:
Beginning of year	30,612,708

End of year	$31,137,678

See accompanying notes to financial statements.

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN
(Formerly the Rockland Trust Company Employee
Savings and Profit Sharing Plan)
Notes to Financial Statements
December 31, 2005 and 2004
(1)   Description of the Plan
The following description of the Rockland Trust Company (Company) Employee Savings, Profit Sharing and Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
(a)  General
The Plan is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Effective July 1, 2005, the Plan was amended and restated to incorporate previous amendments and to include a Company Stock Account allowing participants electing the Company stock as an investment option to receive dividends paid on Company stock to be paid in either cash or reinvested into the Plan. Additionally, the amended and restated Plan allows for employees to contribute greater levels of compensation subject to Internal Revenue Service (IRS) limitations (see Contributions note below).
The original plan was created on September 9, 1971 with several amendments made in the years to follow mostly to comply with provisions of the Internal Revenue Code (IRC) Section 401(k) and the Tax Reform Act of 1986.
The Plan covers employees of the Company who meet specified eligibility requirements. DWS Scudder (named Scudder Investments until February 2, 2006) is the custodian and trustee of the Plan.
(b)  Eligibility
An employee becomes a participant in the Plan upon date of employment. However, to share in any Company contributions to the Plan (see Contributions note below), a participant must have completed one year of service (defined as at least 1,000 hours of service in the first twelve consecutive months of employment). After meeting that eligibility requirement, there are other requirements that a participant must meet to share in Company matching, qualified nonelective or discretionary contributions, as follows:
Company matching contributions to the Plan are made each pay period. Therefore, a participant must be actively employed and making a pre-tax employee deferral during that pay period in order to share in the matching contribution.
In order to share in the Company’s qualified nonelective or discretionary contributions to the Plan for any year, a participant must: 1) have completed a year of service during the Plan year (worked 1,000 or more hours during the year) and 2) be employed by the Company on the last business day of the year. However, those participants whose employment terminated during the year because of retirement under the Company’s retirement plan or because of disability, death or for any reason after the attainment of age 65 shall share in the Company’s contribution.
(Continued)

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN
(Formerly the Rockland Trust Company Employee
Savings and Profit Sharing Plan)
Notes to Financial Statements
December 31, 2005 and 2004
(c)   Contributions
Under the amended and restated Plan, subject to IRS limitations, employees who participate in the Plan may contribute up to 99% of their compensation each payroll period on a pre-tax basis and up to an additional 10% of their compensation on an after-tax basis. However, the total contribution may not exceed 99% of compensation. Previously, participants could contribute up to 15% of their salary (6% as a basic elective deferral and 9% as a supplementary elective deferral), on a pre-tax basis, and up to an additional 10% of their salary on an after-tax basis. For the year 2005, the IRS contribution limit was $14,000 with a $4,000 catch-up provision for participants age 50 or above.
Under the Plan, the Company will contribute the following:
1)	a matching contribution equal to 25% of the amount of the salary reduction (less any catch up contributions) the employee elected to defer (limited to 6% of the employee’s payroll period compensation); and

2)	for each nonhighly compensated participant, a qualified nonelective contribution equal to a uniform percentage of compensation, which percentage will be determined by the Company.
Effective May 6, 2004, the Company had amended the Plan to not match pre-tax contributions of a participant’s basic elective deferral. Effective January 1, 2005, the Company again amended the Plan to reinstate the Company’s match of pre-tax contributions equal to 25% of a participant’s basic elective deferral.
A discretionary contribution of $250,000 in total was made on January 27, 2005 to employees who met the eligibility requirements for the Company’s contribution to the Plan for the 2004 plan year. No such discretionary contributions were made in 2005.
The Plan was amended as of July 1, 2005 such that any employee hired by the Company on or after January 1, 2006 will be automatically enrolled in the Plan and will be deemed to have made an election to defer 6% of his or her compensation commencing with the first payroll period following thirty (30) days of employment. Provided, however, that no such deemed election shall be implemented unless the participant has been given a notice that explains this enrollment feature and their right to elect a different deferral election (or no deferral).
(d)  Vesting and Distribution of Benefits
Participants are immediately 100% vested in all contributions plus actual earnings thereon upon eligibility.
(Continued)

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN
(Formerly the Rockland Trust Company Employee
Savings and Profit Sharing Plan)
Notes to Financial Statements
December 31, 2005 and 2004
Upon termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant’s interest in his or her account. The amended and restated Plan allows the form of payment to be a lump-sum distribution (rollover treatment, if eligible), or installment payments over a period of not more than the employee’s assumed life expectancy. Previously, the forms of payment were a lump-sum distribution (rollover treatment, if eligible), a stream of payments to be paid in monthly installments over a 10- to 15-year period, or installment payments in a fixed amount. However, if the employee’s vested benefits under the Plan do not exceed $5,000, the benefit will be distributed in a single lump-sum distribution (rollover treatment required by the Internal Revenue Service if timely notice is not received from the employee).
Distribution of benefits attributable to investments other than those attributable to the Company Stock Account will be in the form of cash. Distribution of benefits attributable to the Company Stock Account will be in the form of cash, Company stock, or both. Participants (or beneficiaries) may demand distribution in the form of Company stock for benefits attributable to the Company Stock Account.
(e)   Participant’s Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (i) the Company’s contribution and (ii) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
(f)   Investment Options
Participants are offered 14 investment portfolios into which they can direct their contributions.
Employer matching contributions are allocated among options in the same percentages as the employee contributions. A description of each investment option is provided below:
DWS Stable Value Fund (Renamed from Scudder Stable Value Fund on February 6, 2006)
This fund seeks to provide principal stability, a competitive yield and reliable liquidity from a portfolio of high-quality instruments, including guaranteed insurance contracts (GICs), bank investment contracts (BICs), synthetic contracts, private placements, and cash equivalents.
DWS Stock Index Fund (Renamed from Scudder Stock Index Fund on February 6, 2006)
This fund seeks to match, before fees and expenses, the performance of the Standard & Poor’s (S&P) 500 Stock Index, which emphasizes stocks of large U.S. companies. The S&P 500 is an index of 500 common stocks of U.S. companies that is often used as a benchmark for the U.S. stock market.
(Continued)

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN
(Formerly the Rockland Trust Company Employee
Savings and Profit Sharing Plan)
Notes to Financial Statements
December 31, 2005 and 2004
Personal Access Fund
This is an investment option that provides investment flexibility to participants by enabling them to set up their own brokerage account through State Street Brokerage. It allows participants to buy and sell other securities and/or mutual funds not available through the Plan. The participant pays all brokerage fees.
DWS Core Plus Income Fund (Renamed from Scudder Income Fund on February 6, 2006)
This fund seeks to maximize total return consistent with preservation of capital and prudent investment management by investing for both current income and capital appreciation.
DWS Balanced Fund (Renamed from Scudder Total Return Fund on February 6, 2006)
This fund seeks the highest total return, a combination of income and capital appreciation, consistent with reasonable risk.
DWS Large Company Growth Fund (Renamed from Scudder Large Company Growth Fund on February 6, 2006)
This fund seeks long-term growth of capital by investing, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in large U.S. companies that are similar in size to the companies in the Russell 1000 Growth Index.
DWS Large Cap Value Fund (Renamed from Scudder Large Cap Value Fund on February 6, 2006)
This fund seeks long-term capital appreciation, with current income as a secondary objective.
Janus Balanced Fund
This fund seeks long-term growth of capital, balanced by current income.
Janus Mercury Fund
This fund seeks long-term growth of capital by investing in common stocks of issuers of any size, which may include larger, well-established issuers and smaller, emerging growth companies.
Janus Twenty Fund
This fund seeks long-term growth of capital by investing primarily in common stocks of companies that offer rapid growth potential. The fund concentrates its investments in a core position of 20-30 common stocks.
(Continued)

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN
(Formerly the Rockland Trust Company Employee
Savings and Profit Sharing Plan)
Notes to Financial Statements
December 31, 2005 and 2004
DWS Dreman High Return Equity Fund (Renamed from Scudder-Dreman High Return Equity Fund on February 6, 2006)
This fund seeks to achieve a high rate of total return.
Neuberger Berman Genesis Trust
This fund seeks capital appreciation through investment in common stocks of companies with small market capitalization, which it defines as those with a total market value of no more than $1.5 billion at time of purchase.
Templeton Foreign Fund
This fund seeks long-term capital growth by investing primarily in the equity securities of companies located outside the United States, including emerging markets. Also, the fund generally invests up to 25% of its total assets in debt securities of companies and governments located anywhere in the world.
Independent Bank Corp. Stock
This investment is exclusively in the common stock of Independent Bank Corp., the parent company of Rockland Trust Company.
(g)   Dividend Reinvestment and Voting Rights
Effective July 8, 2004, dividends paid on investments in Independent Bank Corp. stock within the Plan will be paid to the Plan and may be distributed in cash not later than 90 days after the close of the Plan year in which paid, or be reinvested in Company stock. Dividends reinvested may participate in the dividend reinvestment plan which allows for a 5% discount of dividends reinvested in Independent Bank Corp. stock.
Participants (or beneficiaries), as holders of Independent Bank Corp. stock, will direct the Trustee as to the manner in which the voting rights are to be exercised for all Independent Bank Corp. stock held as part of the Plan assets.
(h)   Loans to Participants
Participants may borrow from their fund accounts a minimum loan amount of $500 up to a maximum of $50,000 (reduced by the excess, if any, of the highest outstanding loan balance in the previous 12 months over the current outstanding loan balance) or 50% of the participants’ vested account balance, whichever is less. No more than four (4) loans per participant may be outstanding. The loans are secured by the vested balance in the participant’s account and bear interest at rates that range from 4.00% to 9.50%, as determined by the Plan Administrator, which are commensurate with local prevailing rates. Loans must be repaid within five (5) years; however, loans for the purchase of a primary residence may be repaid over a longer period, as determined by the Plan Administrator.
(Continued)

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN
(Formerly the Rockland Trust Company Employee
Savings and Profit Sharing Plan)
Notes to Financial Statements
December 31, 2005 and 2004
(i)   Priorities of the Plan Upon Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, no further contributions will be made to the Plan and all amounts credited to participants’ accounts will continue to be 100% vested. The distribution of the accounts will be done as soon as practicable in a manner permitted by the Plan.
(2)    Summary of Significant Accounting Policies
(a)   Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting. Contributions, interest, and other income are recorded as earned on the accrual basis.
(b)  Expenses
The Company pays all expenses of the Plan at the option of the Company.
(c)  Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(d)  Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex dividend date.
The variety of investment options are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
(e)   Benefits Paid
Benefits are recorded upon distribution.
(Continued)

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN
(Formerly the Rockland Trust Company Employee
Savings and Profit Sharing Plan)
Notes to Financial Statements
December 31, 2005 and 2004
(f)   Refundable Contributions
At December 31, 2005 and 2004, $57,298 and $54,569, respectively, of contributions made in excess of amounts allowed by the Internal Revenue Service will be refunded by the Plan to participants after the end of the Plan year.
(g)   Benefits Payable
At December 31, 2005 and 2004, net assets available for benefits included $147,762 and $21,798, respectively, for distributions to participants who have requested a distribution from the Plan prior to the end of the Plan year.
(3)  Investments
The following presents investments in the accompanying statements of net assets available for benefits for which the fair value exceeded 5% of the Plan’s net assets as of plan years ended December 31, 2005 and 2004:

	Fair value
Description of investment	2005	2004

Independent Bank Corp. Stock, 258,586 and 257,345 shares, respectively	$7,377,473	8,308,033
DWS Stock Index Fund, 113,695 and 113,278 shares, respectively	4,298,807	4,090,457
DWS Balanced Fund, 427,391 and 0 shares, respectively	3,910,628	—
DWS Stable Value Fund, 2,884,810 and 2,731,796 shares, respectively	2,884,810	2,731,796
DWS Large Company Growth Fund, 94,786 and 96,656 shares, respectively	2,400,920	2,273,338
Janus Mercury Fund, 92,050 and 96,334 shares, respectively	2,115,311	2,077,926
Neuberger Berman Genesis Trust, 33,761 and 25,731 shares, respectively	1,639,110	1,097,927
Scudder Balanced Fund, 0 and 253,653 shares, respectively	—	4,436,388
(Continued)

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN
(Formerly the Rockland Trust Company Employee
Savings and Profit Sharing Plan)
Notes to Financial Statements
December 31, 2005 and 2004
During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by ($473,389) as follows:

Collective investment trusts	$188,235
Personal access fund	7,443
Common stock	(1,285,975)
Mutual funds – bonds	(33,600)
Mutual funds – balanced	34,618
Mutual funds – equity	615,890

Total depreciation, net	$(473,389)

(4)  Related-Party Transactions
Certain Plan investments are shares of common stock of Independent Bank Corp. and collective investment trusts and mutual funds managed by DWS Scudder (named Scudder Investments until February 2, 2006). Independent Bank Corp. is the parent company of the Company, and DWS Scudder is the trustee as defined by the Plan. Therefore, these transactions qualify as party-in-interest transactions.
(5)  Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated June 16, 2006 that the amended and restated Plan is designed in accordance with applicable sections of the IRC.
The IRS had determined and informed the Company by a letter dated March 15, 1995, prior to the amended and restated Plan effective July 1, 2005, that the Plan was designed in accordance with applicable sections of the IRC. Additionally, the Internal Revenue Service issued DWS Scudder an opinion letter dated December 31, 2001 for its prototype plan that applied to the Company’s former Plan.
(6)  Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the net increase in Plan assets per the financial statements at December 31, 2005 to Form 5500:

Net increase in Plan assets per the financial statements	$524,970
2004 Contribution recorded on a cash basis on Form 5500	250,000

Net increase in Plan assets per Form 5500	$774,970

The reconciliation item is because Form 5500 is prepared on a cash basis whereas the financial statements are prepared on an accrual basis.
(Continued)

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN
(Formerly the Rockland Trust Company Employee
Savings and Profit Sharing Plan)
Notes to Financial Statements
December 31, 2005 and 2004
(7)  Subsequent Event
Effective July 1, 2006, the Plan is amended to add defined cash contribution features to the Plan based on 5.00% of each eligible participant’s compensation for the Plan year and an additional supplemental 5.00% on the amount that exceeds the social security compensation limit (excess compensation). These contributions features are intended to satisfy the “safe harbor” provisions of the Internal Revenue Code. For the Plan Year ending December 31, 2006, a participant’s compensation for purposes of this contribution shall include only the amount of the participant’s compensation attributable to the period from July 1 through December 31, 2006 and the participant’s excess compensation shall include only that amount attributable to the period from July 1 through December 31 in excess of 50% of the social security limits for the Plan year.

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN
(Formerly the Rockland Trust Company Employee
Savings and Profit Sharing Plan)
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Plan No: 002
E.I.N: 04-1782600
December 31, 2005

Issuer and description	Shares/units	Current value

Collective investment trusts:
* DWS Stable Value Fund	2,884,810	$2,884,810
* DWS Stock Index Fund	113,695	4,298,807

		7,183,617

Personal access fund:
Cash and cash equivalents:
SSGA Money Market Fund	1,903	1,903

Common stock:
Applied Materials Inc.	121	2,164
Exodus Communications Inc.	50	—
Sun Microsystems Inc.	13,000	54,470
Worldcom Inc.	1,150	—

Mutual funds:
American AMCAP Class A	255	4,881
Baron Small Cap	557	12,907
Columbia Acorn USA Class Z	226	6,117
Dodge and Cox Balance	66	5,366
Federated Income Trust Institutional	2,621	26,840
Fidelity Contrafund	93	6,012
Lord Abbett Mid Cap Value Class A	257	5,755
Third Avenue Value	253	13,868

		140,283

Common stock:
Independent Bank Corp. Stock:
* Independent Bank Corp. Mass	258,586	7,377,473

Mutual funds – bonds:
* DWS Core Plus Income Fund	113,733	1,444,413

Mutual funds – balanced:
* DWS Balanced Fund	427,391	3,910,628
Janus Balanced Fund	2,401	53,978

		3,964,606

(Continued)

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN
(Formerly the Rockland Trust Company Employee
Savings and Profit Sharing Plan)
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Plan No: 002
E.I.N: 04-1782600
December 31, 2005

Issuer and description	Shares/units	Current value

Mutual funds – equity:
* DWS Large Company Growth Fund	94,786	$2,400,920
Janus Mercury Fund	92,050	2,115,311
Templeton Foreign – A	102,639	1,301,460
Janus Twenty Fund	25,625	1,253,590
Neuberger Berman Genesis Trust	33,761	1,639,110
* DWS Large Cap Value Fund	34,889	757,790
* DWS Dreman High Return Equity Fund	12,384	561,140

		10,029,321

Loan fund:
Loans to participants, interest rate from 4.00% to 9.50%		986,114

Total investments held at December 31, 2005		$31,125,827

* Represents a party-in-interest to the Plan.
See accompanying independent auditors’ report.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan (Name of Plan)

Date: June 28, 2006	/s/Denis K. Sheahan

Denis K. Sheahan Chief Financial Officer Independent Bank Corp.